Exhibit (a)(1)(G)

FORM OF COMMUNICATION TO ELIGIBLE PARTICIPANTS IN

THE OPTION EXCHANGE PROGRAM

CONFIRMING RECEIPT OF NOTICE OF WITHDRAWAL

Date:	[•], 2006
To:	[•]
From:	Critical Path, Inc.
Re:	Confirmation of Receipt of Notice of Withdrawal

This message confirms that we have received your Notice of Withdrawal. If the Notice of Withdrawal is properly completed and signed, this means that you have withdrawn all of the eligible options listed on the Notice of Withdrawal and you have revoked your prior acceptance of our offer to exchange your eligible options. You will not receive any new options and you will retain your eligible options previously tendered for exchange with their existing term, exercise price, vesting schedule and other terms and conditions.

If your Notice of Withdrawal is properly completed and signed, we accept your rejection of our exchange offer. Your eligible options will remain outstanding after this exchange offer expires at 12:00 midnight, U.S. Pacific (San Francisco) Daylight Time, on Wednesday, June 28, 2006, or such later time of expiration as may be applicable in the event this exchange offer is extended by us.

You should direct questions about the exchange offer or requests for assistance to Critical Path, Inc., 2 Harrison Street, 2nd Floor, San Francisco, California 94105, Attention: Michael Zukerman, Phone: (415) 541-2500, Email: optionexchange@criticalpath.net. You should direct requests for additional copies of the exchange offer, the Election Form or other documents relating to this exchange offer to Critical Path, Inc., 2 Harrison Street, 2nd Floor, San Francisco, California 94105, Attention: Tom Quigley, Phone: (415) 541-2500, Email: optionexchange@criticalpath.net.